UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

Date of Report:  August 5, 2021

Commission File Number: 001-39365

Amryt Pharma plc
(Translation of registrant’s name into English)

Dept 920a 196 High Road, Wood Green,
London, United Kingdom, N22 8HH
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Merger

On August 5, 2021, Amryt Pharma plc, a public limited company incorporated under the laws of England and Wales (“Amryt”), consummated its combination previously reported in its Report on Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on May 5, 2021 (the “Previous 6-K”) pursuant to that certain Agreement and Plan of Merger, dated as of May 4, 2021 (the “Merger Agreement”), by and among Amryt, Acorn Merger Sub, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Amryt (“Merger Sub”), and Chiasma, Inc., a Delaware corporation (“Chiasma”), pursuant to which Merger Sub was merged with and into Chiasma (the “merger”), with Chiasma surviving the merger as an indirect wholly owned subsidiary of Amryt.   The merger became effective upon the filing of the certificate of merger with the Delaware Secretary of State on August 5, 2021 (the “effective time”).

Pursuant to the terms of the Merger Agreement, at the effective time, each share of common stock of Chiasma, par value $0.01 per share (“Chiasma common stock”), outstanding immediately prior to the effective time was automatically canceled and converted into the right to receive 0.396 American Depositary Shares of Amryt (“Amryt ADSs”), each Amryt ADS representing the right to receive five ordinary shares, nominal value of £0.06 per share, of Amryt, with no cash payable for any fractional Amryt ADSs, which will be eliminated by rounding.

At the effective time:  (i) each outstanding Chiasma stock option, whether or not vested, was converted into an option to purchase Amryt ADSs on the same terms and conditions as were applicable under such Chiasma stock option immediately prior to the effective time, with the number of Amryt ADSs subject to, and the exercise price of, each such assumed option calculated as described in the Merger Agreement; (ii) for each outstanding Chiasma restricted stock unit award that vested in connection with the transactions contemplated by the Merger Agreement, the shares of Chiasma common stock issued to the award holder were treated as described above for each share of Chiasma common stock; (iii) each outstanding Chiasma restricted stock unit award that remained outstanding immediately prior to the effective time was converted into a restricted stock unit award representing the right to acquire Amryt ADSs on the same terms and conditions as were applicable under such Chiasma restricted stock unit award as of immediately prior to the effective time, with the number of Amryt ADSs subject to each such assumed restricted stock unit calculated as described in the Merger Agreement; and (iv) each warrant to purchase shares of Chiasma common stock that was issued and outstanding and not exercised or expired at or immediately prior to the effective time was deemed to be net exercised immediately prior to the effective time by virtue of the merger, with the shares of Chiasma common stock issued to the holder of each such warrant treated as described above for each share of Chiasma common stock.

Appointment of Directors to Amryt Board of Directors

Pursuant to the terms of the Merger Agreement, as of immediately following the effective time on August 5, 2021, Raj Kannan and Roni Mamluk, Ph.D. were appointed to the Amryt board of directors.

Raj Kannan previously served as Chiasma’s Chief Executive Officer and President and as a director on Chiasma’s Board of Directors.  Mr. Kannan joined Chiasma from Kiniksa Pharmaceuticals, Ltd. (NASDAQ: KNSA), or Kiniksa, where he worked since July 2018 as Chief Commercial Officer.  Prior to Kiniksa, Mr. Kannan served as the Global Head of the Neurology and Immunology, or N&I, business franchise at Merck KGaA.  In that role, he successfully led the launch of Mavenclad, an oral small molecule in multiple sclerosis, and he also chaired the N&I franchise leadership team that was responsible for advancing the immunology pipeline assets, prioritizing the portfolio mix and allocating resources across development assets.  Prior to Merck KGaA, Mr. Kannan spent ten years at Boehringer Ingelheim, or Boehringer, in roles of increasing responsibility in the U.S., Canada, and in Germany, including the role of Global Marketing Head of the Cardiovascular Franchise.  Before Boehringer, he worked for almost ten years at Merck and Co. in various roles from field sales to senior marketing manager in the U.S.  Mr. Kannan received a B.S. in chemistry from the University of Madras, as well as an M.B.A. from East Carolina University.

Roni Mamluk, Ph.D. currently serves as chief executive officer of Ayala Pharmaceuticals, Inc. (NASDAQ: AYLA), a clinical-stage biopharmaceutical company dedicated to developing targeted cancer therapies for people living with genetically defined cancers, or Ayala.  Prior to Ayala, she served as Chiasma’s Chief Development Officer from March 2015 to March 2017 and previously served as a director of the Chiasma and Chiasma (Israel) Ltd.  Dr. Mamluk served as Chiasma’s Chief Executive Officer from April 2013 to March 2015 and held various roles in Chiasma from 2006 to April 2013, including Chief Operating Officer and Vice President, Research and Development.  Prior to Chiasma, Dr. Mamluk established and led nonclinical research and development at Adnexus Therapeutics, Inc.  Dr. Mamluk received her B.A. and Ph.D. from the Hebrew University and completed her post-doctoral fellowship at Children’s Hospital/Harvard Medical School in the field of angiogenesis.

Delisting

On August 5, 2021, in connection with the consummation of the merger, Chiasma notified the NASDAQ Global Select Market (“Nasdaq”) of the consummation of the merger and requested that Nasdaq cease trading of Chiasma common stock on Nasdaq and suspend the listing of Chiasma common stock, which is expected to be effective as of market close on August 5, 2021, and file with the SEC a Form 25 Notification of Removal from Listing and/or Registration to delist Chiasma common stock from Nasdaq and deregister Chiasma common stock under Section 12(b) of the Securities Exchange Act of 1934, as amended.  Chiasma also intends to file with the SEC a Form 15 with respect to Chiasma common stock requesting that Chiasma common stock be deregistered under Section 12(g) of the Exchange Act and that its reporting obligations under Sections 13 and 15(d) of the Exchange Act be suspended.

The foregoing description of the Merger Agreement and the merger does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement, a copy of which was filed as Exhibit 99.1 to the Previous 6-K and is incorporated by reference herein.

Press Release

On August 5, 2021, Amryt issued a press release announcing the consummation of the merger.  A copy of the joint press release is attached as Exhibit 99.1 hereto and is hereby incorporated into this report by reference.

Cautionary Statement Regarding Forward-Looking Statements

This communication relates to the transaction between Amryt and Chiasma and includes forward-looking statements, which are typically identified by words such as “expect”, “anticipate”, “intends”, “plan”, “estimate”, “aim”, “forecast”, “project” and similar expressions (or their negative).  Forward-looking statements relate to future events and anticipated results of operations, business strategies, the anticipated benefits of the transaction, the anticipated impact of the transaction on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the transaction, the plans, objectives, expectations and intentions of the combined company and other aspects of our operations or operating results.  The forward-looking statements in this communication are based on numerous assumptions and Amryt’s and Chiasma’s present and future business strategies and the environment in which Amryt and Chiasma expect to operate in the future. Forward-looking statements involve inherent known and unknown risks, uncertainties and contingencies because they relate to events and depend on circumstances that may or may not occur in the future and may cause the actual results, performance or achievements to be materially different from those expressed or implied by such forward-looking statements, and actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. These statements are not guarantees of future performance or the ability to identify and consummate investments. Many of these risks and uncertainties relate to factors that are beyond each of Amryt’s and Chiasma’s ability to control or estimate precisely, such as future market conditions, the course of the COVID-19 pandemic, currency fluctuations, the behavior of other market participants, the outcome of clinical trials, the actions of regulators and other factors, such as Amryt’s ability to obtain financing, changes in the political, social and regulatory framework in which Amryt operates or in economic, technological or consumer trends or conditions.  These risks and uncertainties are discussed in Amryt’s and Chiasma’s respective filings with the SEC, which you can obtain copies of for free at the SEC’s website (www.sec.gov).  Past performance should not be taken as an indication or guarantee of future performance, and no representation or warranty, express or implied, is made regarding future performance.  No person is under any obligation to update or keep current the information contained in this communication or to provide the recipient of it with access to any additional relevant information that may arise in connection with it.  Such forward-looking statements reflect Amryt’s current beliefs and assumptions and are based on information currently available to management.

Exhibits

The following documents, which are attached as exhibits hereto, are incorporated by reference herein.

Exhibit	Title

99.1	Press Release, dated as of August 5, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Amryt Pharma plc
(Registrant)

Date: August 5, 2021	/s/ Rory Nealon
Rory Nealon
Chief Financial Officer